Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

Explanatory Note: On November 10, 2026, an interview of Damon Lee, Chief Financial Officer of C.H. Robinson Worldwide, Inc., by Lee Klaskow of Bloomberg Intelligence was published on the Bloomberg Intelligence Talking Transports podcast. An unofficial excerpt of the interview is below.

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Lee Klaskow: C.H. Robinson is entering one of the most consequential periods in its history. After transforming its cost structure and improving productivity through its lean AI strategy, the company has agreed to acquire RXO in a $5.8 billion transaction that would significantly increase its scale in North America. Joining us today is C.H. Robinson’s Chief Financial Officer, Damon Lee. We’ll discuss the financial rationale behind the RXO deal, the path to $300 million in targeted synergies, leverage, capital allocation, and what needs to go right during integration. We’ll also explore the durability of C.H. Robinson’s margin improvements, how AI is changing its costs to serve, the financial implications of a tighter trucking market, and rising liability costs, and how Damon thinks about creating shareholder value through the freight cycle. Damon, welcome to Talking Transports.

Damon Lee: Thanks, Lee. Happy to be here.

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Lee Klaskow: And so like transitioning to talk about the RXO deal, you know, as a CFO, what made the financial case compelling enough to take on the integration risk and additional leverage?

Damon Lee: Yeah, so first of all, RXO is a great, great company, and we believe it’s a great, a great asset. They have tremendous capabilities as far as the value solutions they have in key verticals. And they have capabilities that C.H. Robinson doesn’t have fully developed today, such as Expedite, such as Last Mile. So when you think about the combination of the two companies, RXO gives us penetration into key verticals that we like, and it gives us additional capabilities that can help us provide more value to customers. So we think the combination of the two assets is really critically important. Now, how do we justify the acquisition? Today, RXO is a great company. They’ve had really good growth, really good gross margins, but their cost to serve model is suboptimized versus C.H. Robinson, right? Today, operating margins are negative at RXO. Today, earnings are negative at RXO. And so what we can do by applying our lean AI approach, our industry leading cost to serve model to RXO is we can now take those relatively healthy gross margins, and we can bring their operating margins up to our level of operating margins for our North American surface transportation business, which are industry-leading today. And so as we talk to investors, we give this premise. What if I could tell you I could add almost $7 billion of revenue at C.H. Robinson operating margins in two years’ time while generating $300 million of synergies without increasing my leverage? Would you consider that a good deal? Most of them nod yes. And so our answer is that is exactly what we’re doing with the acquisition of RXO.

Lee Klaskow: And, you know, you’ve targeted about $300 million run rate and cost synergies within two years of closing the deal. Can you break down, you know, where those savings are actually coming from? You know, how much is it technology and productivity versus corporate overhead facilities or other duplicated costs?

Damon Lee: Yeah, so certainly the largest pool of savings does come from implementing our cost-to-serve model. So think about all the back office operations that you have as a broker, whether that be order entry, whether that be quoting freight, whether that be track and trace. Just think of all of the kind of labor-intensive operations that take place back office that’s needed to serve the customer. In Robinson, we’ve automated almost all of those processes.

So the degree of automation is extremely high in most of our back office processes, whereas we believe that’s a tremendous opportunity to bring RXO up to the level of automation and productivity that we have in those back office operations. So that is the largest pool of opportunity there. We also have what I would consider overlap between third-party vendor spend, right? So certainly we have third-party vendor spend. They have similar spend. We certainly believe there will be a high level of synergies between those two pools of third-party spend. And then, as you mentioned, I think the third area would be, you know, certainly redundancy in corporate overhead, redundancy in shared service overhead. We believe we have a very efficient model in both of those cost pools at C.H. Robinson and can apply that methodology to RXO going forward. So we’re very excited about the net $300 million of synergy. Certainly, we’re highly committed to that number. We certainly believe we’ll exceed that number, but believe the $300 million on its own is a pretty impressive bar.

Lee Klaskow: So it sounds like the $300 million is a starting point. Do you think potentially over time that could double? Or is it more like maybe, you know, when it’s all said and done, you get 120 percent of that?

Damon Lee: Yeah, I think stopping short of a specific stretch target there, I would say. Yeah, I think certainly I think we’ll exceed that number. I think, you know, one of the questions we get from a lot of investors is what about the revenue dis-synergies? And certainly we’ve built some revenue dis-synergies into that $300 million net already. We actually believe this acquisition will generate positive revenue synergies. We think the combination of our capabilities will give a breadth of services and a set of value propositions that will be very complimentary to customers today. So we actually think the combination will grow revenue. That’ll add to that $300 million of synergies. And then also from a revenue management perspective, so think for your audience, pricing better and procuring purchased transportation better. So essentially the pricing and cost of goods sold for our business. We have the best revenue management capability at C.H. Robinson. We believe we can bring that best-in-class capability to RXO and improve their gross margins as well. That would be incremental synergy opportunities in addition to the net $300 million.

Lee Klaskow: So obviously, one of the biggest risks of a transaction of this size is the integration. But outside of that, it’s customer attrition. You know, when RXO bought Coyote from UPS, maybe it didn’t go as well because they saw some customers leave. What gives you the confidence that, you know, you’re not going to, you know, shippers aren’t going to be like, well, you know, I don’t want all my eggs in one basket and I just don’t want to, you know, have this much of exposure to one company. What gives you the confidence that, you know, you’re going to be able to minimize that attrition?

Damon Lee: Sure. So we know the industry well. We know RXO well. Our intelligence gave us a tremendous amount of insight before we ever had the first discussion with RXO. So we feel very good that the actual overlap between our customer base and theirs is quite limited, right? And in many cases, we may be doing business with the same customer, but they may be providing an expedite service or a last mile service, and we may be providing a truckload service or an LTL service. And so in the eyes of the customer, even though we’re both doing business with them, it’s not actually overlap because we’re servicing two complete different freight needs within the company. So I think just the perception of overlap we view as a de minimis number versus some others may be viewing as a higher number. We think it’s a very manageable number. And as I mentioned before, we think that’ll actually flip from a dis-synergy to a positive synergy going forward. So I would say that’s the one area that gives us the most confidence. As we went through the due diligence process, we did our own assessment of customer overlap. We asked RXO to do their own blind assessment of customer overlap. And then certainly we had third-party expertise do their own blind assessment. And all of us came back within a pretty tight range of de minimis customer overlap. So all of that gave us confidence that the analytics and the statistics and the industry knowledge that we have was going to lead to a very small number from a headwind perspective. Lastly, I would say is at the end of the day, if you can give customers value, at the right economics, there really is no reason for them to find diversification away from you, right? And I would argue once you put C.H. Robinson and RXO together, it’s a pretty steep drop-off to the next level of capability from service and value proposition. So we think we will navigate the waters of customer overlap and customer attrition quite well because we’ll create such a value proposition for our customers that they’d really have no incentive to leave.

Lee Klaskow: And what’s the one or two integration risks or, I guess, challenges, let’s not call it risks, let’s call it a challenge, that you guys are really focused on because of a deal of this size?

Damon Lee: Yeah, so I think it’s always culture, right? So you can’t have a timely debate on what the culture of the company is going to be, right? The culture has to be set up front and everyone adheres to it, to that culture, right? So I think you can’t have a debate on culture, right? You can only have one culture. And certainly, you know, we feel comfortable that the Robinson culture is very inclusive. And certainly we believe the members of the RXO team will feel very comfortable in our culture. So you got to get culture right. Second is you have to have a plan. You have to have a real plan. And so that’s where the lean operating model really comes into value because we run the company every day, every week, every month, by our lean operating model. Everything we do is governed by a set of disciplines and principles, a set of scorecards, a set of KPIs. We will run this integration with that same discipline that we run C.H. Robinson with today. And in fact, I would tell you, even months now before the close of the acquisition, we’re already running those reps as part of C.H. Robinson today. We’re already building the muscle and the structure and the cadences that’ll be ready day two once this acquisition closes. So I think what we’re bringing to the table is quite different than… a lot of companies, when they do integrations that are more, you know, I would say more people dependent. Ours is very process dependent. Ours is very disciplined and structured with very specific milestones along the way. And if you’re not adhering to the milestones, then you have immediate corrective actions that get you back to green for those milestones. So we feel very comfortable that the approach that’s made us successful in our transformation over the last three years will guide us well in this transformation with RXO.

Lee Klaskow: And so how important is it to retain the RXO customer-facing talent that’s there? Is that kind of, are you banking on most of these people staying?

Damon Lee: Yeah, so as I led to earlier, I think certainly critical customer-facing roles, there’s always a value in those roles going forward, right? And that won’t be any different with RXO. I mean, one of the statistics we like to share with the marketplace is we’ve delivered 65% productivity since the end of ’22 at C.H. Robinson, the vast majority of that productivity has been on the operational roles, the back office roles of the business. In fact, over that period of time, we’ve actually added headcount in customer facing roles, right? And so I don’t see that being a different strategy for RXO. So certainly retention of top talent is always key. Certainly you do that through standard retention agreements, but I think also just being part of a winning culture I think that becomes a critical point. I think we’ve already done touch points with the RXO team, just kind of a meet and greet as the deal was announced. I think they’re extremely excited to be able to join C.H. Robinson, a company that has transformed this industry the last three years. And now, instead of having to compete with us and catch up to the level of performance that we’ve demonstrated the last two years, now they get to join the winning team going forward. And I think there’s a tremendous amount of excitement versus hesitation. I think they want to be part of the winning team. They like the recipe that we’ve had to win in the marketplaces. And so I think that’ll be a key area of retention on its own.

Lee Klaskow: And, you know, this deal will kind of increase your leverage. And you noted, you know, when you announced the deal that you plan to get back to a goal of 1.75 to 2.25 times net debt to adjusted EBITDA by the end of 2028. Can you walk us through the deleveraging plan and how much of that depends on synergy realizations versus underlying earnings and free cash flow growth?

Damon Lee: Yeah, look, it’s quite simple. I mean, our business model on its own is a cash flow generating model, right? So we have no inventory. You know, it is an accretive model to begin with. And so certainly getting RXO to improve levels of profitability, improve levels of working capital from an AR/AP perspective, that’s going to generate incremental cash flow on its own. And then certainly as we implement our productivity plans to drive up their profitability, that’s, that’s going to add to accreted cash flow from an RXO perspective. So from an RXO perspective, getting them up to our levels of productivity is going to automatically translate into a high level of free cash flow conversion. Second is we were doing a meaningful stock buyback program at C.H. Robinson, right? So this year, if we were to continue that program, it would have been about an $800 million share repurchase program. We have paused that program as of Q3, and we will not restart that program until we have achieved that range of deleverage that we spoke about with a two-year target post-close. So we feel very good about the mechanics of getting back to our leverage, our range of leverage that we demonstrate today post the acquisition two years of RXO.

Lee Klaskow: And should folks, you know, the broker industry seems to be, you know, poised to be consolidating even more. And we’ll talk about kind of the reasons maybe a little later in this conversation. But, you know, that being said, do you see M&A as something that you guys are going to be focused on in the years to come?

Damon Lee: We do. So our strategy as it relates to M&A is quite simple. So let me just go through capital allocation real quick and it’ll touch on where M&A fits in there. Certainly, we have an investment grade balance sheet today. Maintaining that investment grade balance sheet rating is important to us. Key priority. We’re a dividend aristocrat. So maintaining that dividend aristocrat status is critically important to us. And then, as I mentioned, we’ve had a very successful three years. So funding those organic ideas and investments that have allowed us for this level of success, funding those is a key priority. So once we’ve done those three things, then it becomes more discretionary. And that discretion becomes M&A or that discretion becomes stock buyback in most cases. Right. And so what we’ve said is if there are companies that are attractive, that meet the synergies that we believe are attractive from an ROI perspective, the valuation is appropriate, the timing is right. Certainly, we can see more scaled M&A as being the next step after a successful RXO integration. We’ve also been very successful in buying what we call tuck-in acquisitions. So we closed an acquisition in Q2 called DeSpir Logistics. So call it a medium-sized broker acquisition, but has industry-leading capabilities and high-value goods. That’s an area where we have not typically played in the past. Combining the two companies, we now have their capability, our scale, we can reach out to our enterprise customers and now offer them a service that we couldn’t offer them pre that acquisition. So I think what you’ll see us do is a combination of tuck-in acquisitions that give us capability that we can get an immediate ROI on from our scale. And then I think you’ll see us to continue to roll up this industry from a scaled acquisition perspective. If the valuation and the synergy math makes sense, we’ll couple a stock buyback program with those options as it makes sense.

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Lee Klaskow: So just switching gears again, you know, I want to hit on the Supreme Court’s Montgomery decision because I think it could become one of the most important structural issues for brokers. How has it changed the way you think about C.H. Robinson’s liability exposure to insurance needs?

Damon Lee: Yeah. So, you know, Montgomery, certainly we went into that Supreme Court case wanting to win. I mean, that was obvious. We felt like that was the right decision for the industry. Right. To bring structure, to bring predictability, to bring a standard that we could all aspire to. Right.

Lee Klaskow: Right.

Damon Lee: And match, right? Whereas today, you know, it’s kind of left up to every single company to determine what standard they’re going to actually operate with, which, as you can imagine, creates a lot of chaos in the industry. But we always knew on the other side of Montgomery, if we lost that case, economically, it was probably going to be a windfall for us. Why? Because post-Montgomery, you’ve now increased the liability to operate as a broker, and I’d argue a transportation company in the industry. That has certainly made the operating cost and the liability environment difficult for small and medium sized brokers.

Lee Klaskow: Right.

Damon Lee: It’s made it difficult in obtaining insurance. It’s made it difficult to increase their insurance because shippers now require more insurance of brokers than they did six to 12 months ago. And these are already brokers that were barely breaking even. So when you add this additional liability risk, you add this additional operating cost risk. It’s just an environment where they’re not going to succeed. Right. And in addition to that, many shippers are going to decide from a risk management perspective. They want companies like C.H. Robinson, companies like RXO between them and the load versus, say, Bob’s broker. Right. Just from a liability perspective, because they know if there is an incident, the plaintiff attorney is going to look for who has the wherewithal to pay that, you know, the ultimate verdict in that case, right? And they know Bob’s broker is probably not going to have the insurance. They’re not going to have the assets. And so if the broker is a small broker in that equation, they’re going to go after the shipper, right? They’re just going to continue to go up the chain from a liability perspective. But if you have risk management protection by having a large broker in between you and the load, you know, that’s going to be considered, you know, very reasonable risk management practices from the shippers going forward. So we actually believe post-Montgomery, from a revenue perspective, we’re going to see a consolidation of the industry. That long tail of brokers is going to start to consolidate. There’s going to be a flight to quality. We’re already seeing it today. And companies like C.H. Robinson and RXO are going to benefit from that flight to quality.

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Lee Klaskow: You know, if we have a conversation two years after the RXO deal closes, what would have to be true for you to call the acquisition an unquestionable success?

Damon Lee: Yeah, so I think certainly exceeding our $300 million of synergies in the time period we’ve laid out the two years. Certainly getting back to our level of target leverage is important. And I’d say most important in addition to those two is making sure we don’t take our eye off the ball on the legacy business, right? I think a lot of times when you do a big acquisition, there’s a tendency to get distracted, the organic business gets starved from a resourcing and a focus perspective. I think we have to make sure that we continue to outperform on the organic business as we integrate RXO into the C.H. Robinson family. So I’d say those three things are critically important for us.

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Lee Klaskow: Well, on the RXO deal, I hope your plan A works. So good luck with that integration. And Damon, thank you for joining us today and sharing your perspective. Really appreciate it.

Damon Lee: Thanks, Lee. Thanks for having me.”

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the merger agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii) Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of

RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.